Filed by Regal Beloit Corporation

(SEC File No. 001-07283) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Regal Beloit Corporation

(SEC File No. 001-07283)

Employee Video Transcript

Good morning, good afternoon, and good evening, Regal team! I’m reaching out with exciting news of an important milestone in Regal’s ongoing business transformation towards a further balanced portfolio of differentiated products and solutions that solve our customers’ needs by efficiently converting power into motion.

Today, Regal announced an agreement to combine with Rexnord’s Process and Motion Control segment, or PMC. PMC will combine with our PTS segment, creating a premier global provider of industrial power transmission and motion control solutions. This combined power transmission business will represent nearly $2 billion in revenue for Regal.

As you may know, Rexnord is a global industrial leader based in Milwaukee, Wisconsin composed of two strategic platforms: PMC and Water Management. Their PMC business is complementary to our PTS segment and provides us with the opportunity to broaden our portfolio of highly engineered mechanical components. The PMC brands — including Falk, among others — are highly regarded in the marketplace and have a strong reputation for quality, technology, and reliability.

Team — as you know, over the past two years we have made meaningful progress transforming the way we run Regal. Thanks to your hard work and creativity, we have dramatically improved our cost structure, and established a solid foundation for better servicing our customers, developing differentiated products and solutions, and delivering more sustainable growth. We’ve done this by creating a decentralized structure with increased transparency and accountability, by embracing 80/20, and adding new talent to our Regal team.

The transaction we announced today builds on this foundation and accelerates our strategic priorities, in particular driving more valuable growth for Regal. Among the many benefits of this combination with Rexnord PMC, we will have:

•                  A more balanced product portfolio between motors, power transmission, and some of our specialty products, which should help Regal perform better through various economic cycles.

•                  Significant cross-selling and solution-selling opportunities, which will enable new collaborations with existing channel partners, facilitate attractive, new customer introductions, and drive stronger growth.

•                  Improved end market and geographic diversity, including an expanded focus outside of North America.

•                  Deepened capabilities in new product development, in particular around digital and in the realm of the industrial internet of things, which will better position Regal to solve our customers’ problems in an increasingly digital world.

•                  And opportunities to optimize our combined global operating model to better support investments in technology, IOT, and new products across all of Regal.

Over the past several months I’ve come to know the Rexnord team more closely. What has repeatedly impressed me — and part of what makes me so excited about this transaction — is the terrific cultural fit with Rexnord. Both organizations prioritize integrity, customer success, continuous improvement, and a passion to win. We share a commitment to teamwork, belief in the power of diversity & inclusion, and focus on being valued members of the communities in which we operate.

For all these reasons, we are excited to welcome Rexnord PMC associates to Regal and look forward to all we can accomplish together once we complete the transaction. But it is important to keep in mind that today’s announcement is just the first step in that process. The transaction must receive customary regulatory and shareholder approvals, which takes some time to complete. We expect the transaction to close in the fourth quarter of 2021. Until then, both companies will continue to operate independently as we do today. It’s business as usual.

Once the transaction has closed, our combined mechanical power transmission business will be renamed, “Rexnord, a Regal Company,” and be headquartered in Milwaukee, Wisconsin. We will also continue to maintain, invest in, and grow our existing presence in Florence, Kentucky, which will remain a strategic site.

An experienced team comprised of individuals from both companies will develop plans for how we integrate PMC into PTS. We are confident our shared values and complementary business structures will help facilitate a seamless transition and fuel our continued success.

This transaction does not change our corporate name, executive leadership team, or headquarters, which all remain as they are today. Nor does this transaction impact our commitment to the Commercial, Industrial, and Climate segments of our business. We have great momentum across our entire organization and must remain focused on executing our strategy to deliver high-value differentiated products and solutions that will provide meaningful benefits to our customers, shareholders, and all Regal associates. And, as we continue to navigate through what I hope to be the final months of Covid, we must also remain vigilant about keeping everyone at Regal safe.

I recognize you may have questions about this announcement. While we may not have all the answers today, we will do our best to keep you informed throughout this process. As always, we are committed to honest and transparent communication. I encourage all of you to use the “Ask Louis” email to share questions you have.

Every member of our Regal team should be proud of this announcement. This important step in our journey was made possible by your efforts. We have so many opportunities ahead. And I look forward to us working together — soon as an expanded One Regal Team — to realize them!

Thank you all and have a good day.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal Beloit Corporation (the “Company”), Rexnord Corporation (“Rexnord”) or Land Newco, Inc. (“Land”) In connection with the proposed transaction, the Company and Land will file registration statements with the SEC registering shares of Company common stock and Land common stock in connection with the proposed transaction. The Company’s registration statement will also include a joint proxy statement and prospectus relating to the proposed transaction. Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement that will be included in the registration statements and any other relevant documents when they become available, and Company shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they will contain important information about the Company, Rexnord, Land and the proposed transaction. The joint proxy statement/prospectus-information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents (when they are available) can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company’s current estimates, expectations and projections about the Company’s future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Rexnord’s PMC business (the “PMC Business”), the benefits and synergies of the proposed transaction, future opportunities for the Company, the PMC Business and the combined company, and any other statements regarding the Company’s, the PMC Business’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company’s, the PMC Business’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause the Company’s, the PMC Business’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements the Company makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals or the IRS ruling to be sought in connection with the proposed transaction; changes in the extent and characteristics of the common shareholders of Rexnord and the Company and its effect pursuant to the merger agreement for the transaction on the number of shares of Company common stock issuable pursuant to the transaction, magnitude of the dividend payable to Company shareholders pursuant to the transaction and the extent of indebtedness to be incurred by the Company in connection with the transaction; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that the Company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the PMC Business; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; the Company’s ability to retain key executives and employees; risks associated with litigation related to the transaction; the continued financial and operational impacts of and uncertainties relating to the COVID-19 pandemic on customers and suppliers and the geographies in which they operate; uncertainties regarding the ability to execute restructuring plans within expected costs and timing; actions taken by competitors and their ability to effectively compete in the increasingly competitive global electric motor, drives and controls, power generation and power transmission industries; the ability to develop new products based on technological innovation, such as the Internet of Things, and marketplace acceptance of new and existing products, including products related to technology not yet adopted or utilized in geographic locations in which we do business; fluctuations in commodity prices and raw material costs; dependence on significant customers; risks associated with global manufacturing, including risks associated with public health crises; issues and costs arising from the integration of acquired companies and businesses and the timing and impact of purchase accounting adjustments; the Company’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the proposed transaction; prolonged declines in one or more markets, such as heating, ventilation, air conditioning, refrigeration, power generation, oil and gas, unit material handling or water heating; economic changes in global markets, such as reduced demand for products, currency exchange rates, inflation rates, interest rates, recession, government policies, including policy changes affecting taxation, trade, tariffs, immigration, customs, border actions and the like, and other external factors that the Company cannot control; product liability and other litigation, or claims by end users, government agencies or others that products or customers’ applications failed to perform as anticipated, particularly in high volume applications or where such failures are alleged to be the cause of property or casualty claims; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business exits or divestitures; unanticipated costs or expenses that may be incurred related to product warranty issues; dependence on key suppliers and the potential effects of supply disruptions; infringement of intellectual property by third parties, challenges to intellectual property, and claims of infringement on third party technologies; effects on earnings of any significant impairment of goodwill or intangible assets; losses from failures, breaches, attacks or disclosures involving information technology infrastructure and data; cyclical downturns affecting the global market for capital goods; and other risks and uncertainties including, but not limited, to those described in the Company’s Annual Report on Form 10-K on file with the Securities and Exchange Commission and from time to time in other filed reports including the Company’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2019 on file with the Securities and Exchange Commission and its Quarterly Report on Form 10-Q for the period ended September 26, 2020 and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and the Company undertakes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company. However, Rexnord, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Rexnord and the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Rexnord may be found in its Annual Report on Form 10-K filed with the SEC on May 12, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on June 5, 2020. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 26, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 19, 2020.